# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pineapple Financial Inc., CIK 0001938109
CUSIP: 72303K405
Title of class of securities: Common Shares, no par value
Address of issuer's principal executive offices: 1 Unit 200, 11 Gordon Baker Road, North York, Ontario Canada (A6), M2H3R1
Date of event which requires filing of this statement: 12/30/2025
Filed by CIK 0002094853
Persons authorized to receive notices and communications: Glenn Kennedy, Injective Foundation, P.O. Box 144,3119, 9 Forum Lane, Camana Bay George Town,, Grand Cayman, Cayman Islands (E9), KY-1-9006, 1-345-749 9601

## Reporting persons
- Injective Foundation (CIK 0002094853): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,615,385; sole dispositive power 0; shared dispositive power 9,615,385; aggregate amount beneficially owned 9,615,385 (36.99% of the class)
  Comment: The percentages of Common Shares reported as beneficially owned are calculated based on an aggregate of 25,988,641 Common Shares issued and outstanding, including the 1,345,941 Common Shares issued and outstanding as of December 12, 2025, as set forth in the Issuer's Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the "SEC") on December 12, 2025, plus the 24,642,700 Common Shares issued in the automatic exchange of Subscription Receipts as described therein and herein.
- Glenn Kennedy: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 0; shared voting power 9,615,385; sole dispositive power 0; shared dispositive power 9,615,385; aggregate amount beneficially owned 9,615,385 (36.99% of the class)
  Comment: The percentages of Common Shares reported as beneficially owned are calculated based on an aggregate of 25,988,641 Common Shares issued and outstanding, including the 1,345,941 Common Shares issued and outstanding as of December 12, 2025, as set forth in the Issuer's Registration Statement on Form S-1 filed with the SEC on December 12, 2025, plus the 24,642,700 Common Shares issued in the automatic exchange of Subscription Receipts as described therein.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, no par value
Name of issuer: Pineapple Financial Inc.
Address of issuer's principal executive offices: 1 Unit 200, 11 Gordon Baker Road, North York, Ontario Canada (A6), M2H3R1

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Injective Foundation (the "Foundation") and Glenn Kennedy (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the common shares, no par value ("Common Shares") of Pineapple Financial Inc. (the "Issuer").
Residence or business address: The principal business address for each of the Reporting Persons is P.O. Box 144, 3119, 9 Forum Lane, Camana Bay, George Town, Grand Cayman, KY-1-9006, Cayman Islands.
Present principal occupation or employment:
The principal business of the Foundation is to oversee the growth and governance of the Injective blockchain and support research and development of open-source technology related to the Injective network.

Mr. Kennedy is the Managing Director of Leeward Management Limited, a specialist provider of governance, compliance and corporate services to Cayman Islands investment funds and legal entities.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The jurisdiction of organization for the Foundation is the Cayman Islands.

Mr. Kennedy is a citizen of the Cayman Islands.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Pursuant to the Securities Purchase Agreement between the Issuer, the Foundation and each of the other purchasers identified therein, dated as of September 2, 2025 (the "Securities Purchase Agreement"), as amended by the First Amendment to Securities Purchase Agreement, dated as of September 4, 2025, the Second Amendment to Securities Purchase Agreement, dated as of November 3, 2025, the Third Amendment to Securities Purchase Agreement, dated as of November 7, 2025, the Fourth Amendment to Securities Purchase Agreement, dated as of December 3, 2025 and the Fifth Amendment to Securities Purchase Agreement, dated as of December 5, 2025 (the Securities Purchase Agreement, as amended by each of the foregoing amendments, the "Amended Securities Purchase Agreement"), the Foundation purchased 9,615,385 subscription receipts, each of which will be exchangeable for one Common Share, as described below (the "Subscription Receipts"), an a transaction exempt from registration under Section 4(a)(2) of the Securities Act of 1933, as amended. The purchase price for the Subscription Receipts purchased by the Foundation was $4.16 per Subscription Receipt, payable in INJ tokens, with such amount of INJ tokens equal to the quotient of $4.16 times the number of Subscription Receipts, divided $13.90, representing the 30-day trailing time weighted average price of INJ according to CoinMarketCap (https://coinmarketcap.com/) as of August 31, 2025, for an aggregate purchase price of 2,877,697 INJ tokens. The Subscription Receipts are automatically exchanged for Common Shares upon the receipt by the subscription receipt agent of notice (the "Escrow Release Notice") of the satisfaction or waiver of certain conditions (the "Escrow Release Conditions"), including (i) the Issuer obtaining shareholder approval for the issuance of the Common Shares issuable upon the exchange of the Subscription Receipts (the "Shareholder Approval"); (ii) the Issuer filing a registration statement on Form S-1 (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") to permit the resale of the Common Shares issued upon exchange of the Subscription Receipts and such Registration Statement being declared effective by the SEC; (iii) the receipt by the Issuer of certain regulatory approvals, including the listing of the Common Shares on the NYSE American; and (iv) other customary conditions. Each of the Escrow Release Conditions was met as of December 30, 2025, and therefore, the Subscription Receipts will be automatically exchanged for Common Shares following receipt by the subscription receipt agent of the Escrow Release Notice.

The foregoing description of the Amended Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Purchase Agreement, the First Amendment to Securities Purchase Agreement, the Second Amendment to Securities Purchase Agreement, the Third Amendment to Securities Purchase Agreement, the Fourth Amendment to Securities Purchase Agreement, and the Fifth Amendment to Securities Purchase Agreement, the forms of which are filed as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5 and 99.6, respectively, and incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 hereof is hereby incorporated herein by reference.

The Foundation holds the securities of the Issuer directly, and acquired those securities as an investment in the Issuer in connection with the Issuer's launch of its INJ digital asset treasury strategy (the "DAT"). The Reporting Persons may engage in discussions with management, the Issuer's board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategy and future plans of the Issuer, particularly as they relate to the DAT strategy. Pursuant to the Securities Purchase Agreement, the Issuer has agreed to take all actions necessary to cause one additional director to be appointed to its board of directors (the "Board"), after consultation with the Foundation. The Foundation nominated, and effective as of December 18, 2025, the Board appointed, Anthony Georgiades to the Board. The Reporting Persons intend to re-examine their investment from time to time and, depending on prevailing market conditions, other investment opportunities, liquidity requirements or other investment considerations the Reporting Persons deem material, the Reporting Persons may from time to time acquire additional securities of the Issuer in the open market, block trades, negotiated transactions, or otherwise and may also dispose of all or a portion of the Issuer's securities, in open market or privately negotiated transactions, and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, in each case, subject to limitations under applicable law.

The Reporting Persons have not yet determined which, if any, of the above courses of action they may ultimately take. The Reporting Persons' future actions with regard to the Issuer are dependent on their evaluation of the factors listed above, circumstances affecting the Issuer in the future, including prospects of the Issuer, general market and economic conditions and other factors deemed relevant. The Reporting Persons reserve the right to determine in the future whether to change the purpose or purposes described above or whether to adopt plans or proposals of the type specified above or otherwise.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Shares (including but not limited to footnotes to such information) are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the Reporting Persons has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

The 9,615,385 Common Shares are held directly by the Foundation and may be deemed to be beneficially owned by Mr. Kennedy because Mr. Kennedy has investment and dispositive control over such Common Shares. Mr. Kennedy disclaims beneficial ownership of these securities.
Transactions in the class effected during the past sixty days: The information set forth in Item 3 hereof is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set form in Item 3 hereof is incorporated herein by reference.

Registration Rights

On September 2, 2025, the parties to the Securities Purchase Agreement entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which the Issuer agreed to file a registration statement with the Commission, within five (5) business days of receiving Shareholder Approval, registering the resale of the Common Shares issuable upon the exchange of the Subscription Receipts. Pursuant to the terms of the Registration Rights Agreement, the Company must keep the Registration Statement continuously effective for resale under Rule 415 until the earlier of (i) the date on which all registrable securities are sold and (ii) the date on which the registrable securities may be resold without registration, without regard to any volume or manner-of-sale limitations and without current public information under Rule 144. On November 7, 2025 and December 5, 2025, the parties to the Securities Purchase Agreement entered into the First Amendment to Registration Rights Agreement and Second Amendment to Registration Rights Agreement, respectively, each of which extended the date by which the Issuer was obligated to file the Registration Statement pursuant to the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement and the amendments thereto does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, the First Amendment to Registration Rights Agreement and the Second Amendment to Registration Rights Agreement, the forms of which are filed as Exhibits 99.7, 99.8, and 99.9, respectively, and incorporated herein by reference.

Lock-Up

Pursuant to the Securities Purchase Agreement, the Issuer and certain purchasers party to the Securities Purchase Agreement, including the Foundation, entered into a Lock-up Agreement, dated as of September 4, 2025 (the "Lock-up Agreement"). Under the Lock-up Agreement, the Foundation has agreed not to offer, sell, pledge or otherwise dispose of any Common Shares or securities convertible, exercisable or exchangeable into Common Shares, of the Issuer for a period of twelve (12) months following the Effective Date (as defined in the Securities Purchase Agreement), provided that, if at any time following the Effective Date, the closing sale price of the Common Shares equals or exceeds (i) $7.588, (ii) $11.382, (iii) $15.176, or (iv) $18.970, then in each case 25% of the securities held by the Foundation shall be immediately and irrevocably released from the restrictions set forth in the Lock-up Agreement. The Lock-up Agreement includes customary exceptions permitting certain transfers, including, without limitation, transfers to affiliates, to family members or for estate-planning purposes or pursuant to a bona fide third-party tender offer, merger or similar transaction, in each case conditioned on the transferee agreeing to be bound by the lock-up.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Lock-Up Agreement, the form of which is filed as Exhibit 99.10 and incorporated herein by reference.

A Joint Filing Agreement, dated as of January 2, 2026, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Form of Securities Purchase Agreement, dated as of September 2, 2025, between Pineapple Financial Inc. and each Purchaser (as defined therein) (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2025).

99.2 First Amendment to Securities Purchase Agreement, dated as of September 4, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2025).

99.3 Second Amendment to Securities Purchase Agreement, dated as of November 3, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 4, 2025).

99.4 Third Amendment to Securities Purchase Agreement, dated as of November 7, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 12, 2025).

99.5 Fourth Amendment to Securities Purchase Agreement, dated as of December 3, 2025 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 9, 2025).

99.6 Fifth Amendment to Securities Purchase Agreement, dated as of December 5, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 9, 2025).

99.7 Form of Registration Rights Agreement, dated as of September 2, 2025, between Pineapple Financial Inc. and each Holder (as defined therein) (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2025).

99.8 First Amendment to Registration Rights Agreement, dated as of November 7, 2025 (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on November 12, 2025).

99.9 Second Amendment to Registration Rights Agreement, dated as of December 5, 2025 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 9, 2025).

99.10 Lock-up Agreement, dated as of September 4, 2025 (incorporated by reference to Exhibit 10.10 to the Current Report on Form 8-K filed by the Issuer with the SEC on September 10, 2025).

99.11 Joint Filing Agreement among the Reporting Persons dated January 2, 2026.

## Signatures
- Injective Foundation: /s/ Glenn Kennedy, Glenn Kennedy, Director (01/02/2026)
- Glenn Kennedy: /s/ Glenn Kennedy, Glenn Kennedy (01/02/2026)